 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-267016

Prospectus Supplement No. 4

(To Prospectus dated September 6, 2022)

Gelesis Holdings, Inc.
Up to 35,891,461 Shares of Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated September 6, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-267016). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on February 23, 2023 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale of up to 35,891,461 shares of our common stock, par value $0.0001 per share (the “Common Stock”), by B. Riley Principal Capital II, LLC, who is the selling stockholder named in the Prospectus (“B. Riley Principal Capital II” or the “Selling Stockholder”). The shares of Common Stock to which the Prospectus and this prospectus supplement relate have been or may be issued by us to B. Riley Principal Capital II pursuant to a common stock purchase agreement, dated as of August 11, 2022, we entered into with B. Riley Principal Capital II (the “Purchase Agreement”). Such shares of Common Stock include (i) up to 35,536,100 shares of Common Stock that we may, in our sole discretion, elect to sell to B. Riley Principal Capital II, from time to time after the date of the Prospectus, pursuant to the Purchase Agreement and (ii) 355,361 shares of Common Stock we issued to B. Riley Principal Capital II on August 11, 2022 as consideration for its commitment to purchase shares of our Common Stock in one or more purchases that we may, in our sole discretion, direct them to make, from time to time after the date of the Prospectus, pursuant to the Purchase Agreement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock is listed on the New York Stock Exchange (“NYSE”) under the ticker symbol “GLS”. On February 21, 2023, the last reported closing prices of our common stock, as reported by the NYSE, was $0.28.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 28 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued or sold under the Prospectus or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 3, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 21, 2023

Gelesis Holdings, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39362	84-4730610
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

501 Boylston Street Suite 6102
Boston, Massachusetts		02116
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 617 456-4718

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	GLS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Promissory Notes and Promissory Note Warrants

On February 21, 2023, Gelesis Holdings, Inc. (the “Company”), Gelesis, Inc., a subsidiary of the Company (the “Co-Issuer” and together with the Company, the “Issuers”), Gelesis 2012, Inc. and Gelesis, LLC, subsidiaries of the Issuers (together the “Guarantors”’ and collectively with the Issuers , the “Note Parties”), entered into a Note and Warrant Purchase Agreement, dated as of February 21, 2023 (the “NPA”), by and among the Note Parties and PureTech Health LLC (the “Initial Investor”) pursuant to which, for a cash purchase price of $5.0 million, (i) the Notes Issuers issued a short term convertible senior secured note of the Company in the aggregate principal amount of $5.0 million (the “Initial Note”) to the Initial Investor and (ii) the Company issued to the Initial Investor warrants (the “Warrants”) to purchase 23,688,047 shares of common stock, par value $0.0001, of the Company (the “Common Stock”).

General Terms of the Notes

The Initial Note bears interest at a rate of 12% per annum, and matures on July 31, 2023, unless earlier converted or the maturity is extended as described below. The Initial Note is guaranteed by the Guarantors and contain customary anti-dilution adjustment provisions. Pursuant to certain security agreements, each dated February 21, 2023 (the “Security Agreements”), entered into by the Note Parties, as grantors, and the Initial Investor, in its capacity as secured party, the Note is secured by a first-priority lien on substantially all assets of the Company and the Guarantors, including without limitation, intellectual property, regulatory filings and product approvals, clearances and marks worldwide (other than the equity interests in, and assets held by, Gelesis S.r.l., a subsidiary of the Company) and a pledge of 100% of the Note Parties’ equity in the Co-Issuer and the Guarantors.

The NPA contains certain covenants that restrict the ability of the Notes Issuers and their subsidiaries to, among other things, incur indebtedness, place liens on assets, transfer assets to subsidiaries of the Notes Issuers (other than other Note Parties), transfer ownership of, or exclusively license or grant exclusive rights to use, certain intellectual property, dispose of any tangible or intangible assets, properties or businesses, or engage in certain fundamental transactions, subject, in each case, to certain exceptions. The NPA also contains certain representations and warranties of the Notes Issuers, and certain customary events of default, including a failure by the Notes Issuers to pay amounts due thereunder.

Additional Notes; Other Investor Notes

Pursuant to the NPA, the Initial Investor has agreed, upon the request of the Notes Issuers, to purchase from the Notes Issuers an additional $5.0 million principal amount of short term convertible senior secured notes identical to the Initial Note (the “Additional Notes”) if: (i) the Company and the Initial Investor, in its sole discretion, agree upon a satisfactory over-the-counter (“OTC”) operating plan for the Company; (ii) the Company successfully completes and submits a usability study with respect to the OTC reclassification of its Plenity product; (iii) the Company receives the approval of its stockholders to certain transactions on or prior to July 31, 2023; and (iv) other commercially reasonable customary conditions are satisfied. In connection with the sale of the Additional Notes, the Company will issue to the Initial Investor additional Warrants to purchase a number of shares of Common Stock equal to the principal amount of Additional Notes sold multiplied by a factor of 1.7 and divided by the conversion price for such Additional Notes.

Pursuant to the NPA, the Notes Issuers may offer and sell additional short term convertible senior secured notes identical to the Initial Note to other investors in an aggregate principal amount of up to $40.0 million (the “Other Investor Notes”) without the Initial Investor’s consent at any time prior to March 31, 2024. The NPA provides that Other Investor Notes will rank pari passu with the Initial Note and the Additional Notes and otherwise have the same terms as the Initial Note, including the benefit of all liens granted with respect to the Initial Note.

Pursuant to the NPA, in the event that the Company sells Other Investor Notes, the Initial Investor will be entitled to participation rights to purchase additional Other Investor Notes that are incremental to the notes sold to other investors up to such aggregate principal amount as would allow the Initial Investor to maintain up to a 23% ownership percentage of the total original principal amount of the sum of the Initial Note, the Additional Notes and the Other Investor Notes. The Initial Note, the Additional Notes and the Other Investor Notes (including any such notes issued to the Initial Investor pursuant to its participation right) are hereafter referred to as the “Notes”.

Extension of Maturity

The NPA provides that if the Company receives (i) the approval of its stockholders to certain transactions as described below on or prior to July 31, 2023, and (ii) proceeds from the sale of Other Investor Notes of at least $10.0 million prior to July 31, 2023, the maturity date of the Notes will be extended to March 31, 2024.

Conversion of the Notes

The NPA provides that the Notes are not convertible, and the Warrants are not exercisable, until the Company receives stockholder approval for the issuance of the shares of Common Stock issuable upon conversion of the Notes and the exercise of the Warrants (the “Stockholder Approval”) in accordance with the terms thereof. The NPA provides that the Company will use its reasonable best efforts to obtain the Stockholder Approval at the first annual general meeting of its stockholders following the issuance of the Initial Note, which, pursuant to the terms of the NPA, must be held no later than July 31, 2023.

The NPA provides that following receipt of the Stockholder Approval (i) the Initial Note will be convertible at the option of the Initial Investor, in whole or in part, into a number of shares of Common Stock equal to (x) the outstanding principal amount of the Initial Note being converted plus accrued and unpaid interest divided by (y) a conversion price of $0.2744 per share of Common Stock, subject to adjustment and (ii) the Warrants will become exercisable for a purchase price of $0.2744 per share of Common Stock, subject to adjustment.

The NPA provides that the Notes will be convertible at the option of the Company, in whole but not in part (“Company Conversion”), (i) following receipt of the Stockholder Approval on or prior to July 31, 2023, (ii) subject to the receipt by the Company prior to July 31, 2023 of aggregate gross proceeds equal to or exceeding $30,000,000 from any financing, or series of related financings (including the sale of Other Investor Notes), (iii) if the average of the last reported sale price of the Common Stock for the immediately preceding five scheduled trading days is greater than or equal to 300% of the applicable conversion price, (iv) the Common Stock is then listed on the New York Stock Exchange and (v) a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), registering for resale the shares of Common Stock issuable upon conversion of the Notes and the exercise of the Warrants is then effective. Such conversion of the Notes at the option of the Company will cause the conversion of all Notes then outstanding into a number of shares of Common Stock equal to (x) the outstanding principal amount of the Notes plus accrued and unpaid interest divided by (y) the applicable conversion price; provided, however, that with respect to Notes held by the Initial Investor, the conversion price for Company Conversion of the Initial Note and the Additional Notes will be the lower of the conversion price applicable in case of the Initial Investor’s optional conversion of the Initial Note and the conversion price applicable in case of the Initial Investor’s optional conversion of the Additional Notes.

Optional Redemption

The NPA provides that the Company may redeem the Notes at any time for cash, at its option, upon at least 20 days’ notice at a redemption price equal to (i) 120% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, if the redemption date is on or prior to June 30, 2023 and (ii) 130% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, if the redemption date is after June 30, 2023. The Company may not redeem less than 100% of the Initial Note and the Additional Notes.

Most Favored Investor Provision

The NPA provides that during the terms of the Initial Note and the Additional Notes, any term of any indebtedness, debt or equity-linked debt security incurred or issued by the Note Parties after the issuance of the Initial Note that is more favorable than the terms of the Initial Note or the Additional Notes (including warrant coverage) will, at the option of the Initial Investor, automatically be incorporated into the Initial Note, the Additional Notes and/or the Warrants (including warrant coverage).

Amendments and Waivers

The NPA provides that amendments and waivers of any term of the NPA, the Notes, the guaranty of the Notes or the Security Agreement require the written consent of the Company and the holders of a majority in principal amount of Notes outstanding from time to time; provided that, that no such amendment, waiver or consent will, without consent of each holder of Notes directly and adversely affected thereby: (i) reduce the principal amount of or extend the maturity date of any Note; (ii) reduce the rate of interest or postpone the stated time for payment of principal or interest of any Note (except as otherwise permitted under the NPA); (iii) impair the right of any holder to receive payment on, or with respect to, any Note or impair the right to initiate suit for the enforcement of any delivery or payment on, or with respect to, any Note; (iv) change the ranking of any Note in any manner adverse to the rights of the affected holder; (v) grant any lien senior to the lien securing the Notes except as expressly provided for in the Security Agreement; (vi) release the guaranty; (vii) subordinate or release the lien securing the Notes except as expressly provided for in the Security Agreement; (viii) change the Conversion Price or any other terms of conversion of the Notes or the redemption price or any other terms of redemption of the Notes; or (ix) waive compliance with or modify the provisions governing amendments and waivers in a manner adverse to any investor.

Neither the Notes nor the Warrants have been or will be registered under the Securities Act, and are sold in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder, and on similar exemptions under applicable state laws. The NPA provides for registration rights with respect to all shares of Common Stock issuable upon conversion of the Notes and upon exercise of the Warrants pursuant to which the Company is required to file a shelf registration statement under the Securities Act to register such shares for resale.

The foregoing descriptions of the NPA, the Notes, the Warrants and the Security Agreements do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6 to this Report and incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
10.1#	Note Purchase Agreement, dated February 21, 2023, by and among Gelesis Holdings, Inc., Gelesis, Inc., Gelesis 2012, Inc., Gelesis LLC and PureTech Health LLC
10.2	Form of the Convertible Senior Secured Promissory Note
10.3	Form of Warrant
10.4#	Security and Pledge Agreement, dated February 21, 2023, by and among Gelesis Holdings, Inc., Gelesis, Inc., Gelesis 2012, Inc., Gelesis LLC and PureTech Health LLC
10.5#	Patent Security Agreement, dated February 21, 2023, by and among Gelesis Holdings, Inc., Gelesis, Inc., Gelesis 2012, Inc., Gelesis LLC and PureTech Health LLC
10.6#	Trademark Security Agreement, dated February 21, 2023, by and among Gelesis Holdings, Inc., Gelesis, Inc., Gelesis 2012, Inc., Gelesis LLC and PureTech Health LLC
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

# Certain schedules and exhibits have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Gelesis Holdings, Inc.

Date:	February 23, 2023	By:	/s/ Elliot Maltz
Elliot Maltz Chief Financial Officer (Principal Financial Officer and Accounting Officer)